Exhibit 19.1

INSIDER TRADING POLICY

FOCUS IMPACT BH3 ACQUISITION COMPANY

PURPOSE

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Focus Impact BH3 Acquisition Company (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. Regulators have adopted sophisticated surveillance techniques to identify insider trading transactions, and it is important to the Company to avoid even the appearance of impropriety.

PERSONS SUBJECT TO THIS POLICY

This Policy applies to all directors, officers and employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below under “Transactions by Family Members and Others” and “Transactions by Entities You Influence or Control.”

Annex A to this Policy sets forth additional requirements and restrictions applicable only to directors and officers and any persons designated by the Chief Operating Officer as being subject to the procedures set forth in Annex A, as well as the Family Members and Controlled Entities (each as defined herein) of such persons (collectively, “Covered Senior Persons”). The Chief Operating Officer maintains a list of Covered Senior Persons and will send a quarterly notice to Covered Senior Persons to remind them of their status.

All persons subject to this Policy have a duty to cooperate in the operation of this Policy. Compliance with this Policy is a condition of continued employment for all officers and employees of the Company. Failure to comply may result in disciplinary action, up to and including termination of employment.

TRANSACTIONS SUBJECT TO THIS POLICY

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”), options to purchase Class A Common Stock or any other type of securities that the Company may issue, including (but not limited to) debt securities, preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities. Transactions subject to this Policy include purchases and sales of Company Securities as well as bona fide gifts of Company Securities to persons and entities who are not covered by this Policy.

INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Chief Operating Officer or any other officer, employee or director of the Company pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

STATEMENT OF POLICY

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the Chief Operating Officer as being subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the heading “Rule 10b5-1 Plans”;

2.	Recommend the purchase or sale of any Company Securities;

3.
Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as being subject to this Policy) who, in the course of working for the Company, comes into possession of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, or that is involved in a potential transaction or business relationship with the Company, may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material Information: Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;

•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

•	A pending or proposed merger, acquisition or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset or business;

•	A pending or proposed joint venture;

•	A Company restructuring;

•	Significant related party transactions;

•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

•	Bank borrowings or other financing transactions out of the ordinary course;

•	The establishment of a repurchase program for Company Securities;

•	A change in the Company’s pricing or cost structure;

•	Major marketing changes;

•	A change in management;

•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

•	Development of a significant new product, process, or service;

•	Pending or threatened significant litigation, or the resolution of such litigation;

•	Impending bankruptcy or the existence of severe liquidity problems;

•	The gain or loss of a significant customer or supplier;

•	A significant cybersecurity incident; and

•	The imposition of a ban on trading in Company Securities or the securities of another company.

If you are unsure whether information is material, you should consult the Chief Operating Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend trading in securities to which that information relates or assume that the information is material.

When Information is Considered Public: Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers or institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second trading day following the public announcement of the information. If, for example, the Company were to make an announcement after the close of trading on a Monday, you should not trade in Company Securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

TRANSACTIONS BY FAMILY MEMBERS AND OTHERS

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

TRANSACTIONS BY ENTITIES THAT YOU INFLUENCE OR CONTROL

This Policy applies to any entities that you or any of your Family Members influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account; provided, however, that this Policy does not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if the entity has represented to the Company that it (or its affiliated entities): (a) engages in the investment of securities in the ordinary course of its business; (b) has established insider trading controls and procedures in compliance with securities laws; and (c) is aware the securities laws prohibit any person or entity who has material nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

SPECIAL AND PROHIBITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

1.
Short-Term Trading: Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

2.
Short Sales: Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the Company Securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act of 1934, as amended (the “Exchange Act”), prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

3.
Publicly-Traded Options: Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or other employee of the Company is trading based on material nonpublic information and focus such person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

4.
Hedging Transactions: Hedging or monetization transactions can be accomplished through a number of different mechanisms designed to allow a director, officer or other employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or other employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits you from purchasing financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company Securities and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any Company Securities.

5.
Margin Accounts and Pledging Transactions: Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)

6.
Standing and Limit Orders: Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee of the Company is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and, if the person is subject to the additional procedures set forth in Annex A, such person should otherwise comply with the restrictions and procedures outlined therein under the heading “Pre-Clearance Procedures.”

RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act provides an affirmative defense to insider trading allegations under federal law. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets the conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions described in this Policy.

To comply with this Policy, the adoption, modification or early termination of a Rule 10b5-1 Plan must be approved by the Chief Operating Officer, and all Rule 10b5-1 Plans must meet the requirements of Rule 10b5-1. Any Rule 10b5-1 Plan must be submitted for approval five business days prior to the entry into the Rule 10b5-1 Plan, and any proposed modifications or terminations thereof must be submitted for approval at least three business days prior to the consummation of such actions. The Chief Operating Officer may extend the amount of time to review a request for approval beyond five and three business days, respectively, in its sole discretion. The Chief Operating Officer is under no obligation to approve a Rule 10b5-1 Plan submitted for pre-clearance. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

A Rule 10b5-1 Plan may be entered into or modified only (i) at a time when the person entering into, or modifying the plan is not aware of material nonpublic information about the Company or Company Securities and (ii) in the case of Covered Senior Persons, during an open “Window Period” as set forth in Annex A to this Policy. Once a Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance (including by use of a formula) or delegate discretion on these matters to an independent third party in accordance with the requirements of Rule 10b5-1.

Once a Rule 10b5-1 Plan is pre-cleared and is adopted or modified, it is subject to a “cooling-off” period before execution of the first trade. The “cooling-off” period for directors and officers subject to Section 16 of the Exchange Act ends on the later of: (1) 90 days following the Rule 10b5-1 Plan adoption or modification or (2) two business days following the disclosure in Form 10-Q or Form 10-K of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (however, the cooling-off period will not exceed 120 days following plan adoption or modification). For all other individuals, a 30-day cooling-off period is required.

A person may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and officers subject to Section 16 of the Exchange Act must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5.

All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.

CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in possession of such information, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, the Department of Justice and state enforcement authorities.

Punishment for insider trading violations is severe and could include significant fines and imprisonment. While regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Regulators have also prosecuted insider trading violations where an employee or insider has traded in the stock of another related company based on material nonpublic information learned in connection with their employment or role as an insider.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC or Department of Justice investigation, can tarnish a person’s reputation and irreparably damage a career.

COMPANY ASSISTANCE

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Chief Operating Officer.

FOCUS IMPACT BH3 ACQUSITION COMPANY

ANNEX A TO INSIDER TRADING POLICY

The Board of Directors of Focus Impact BH3 Acquisition Company (the “Company”) has adopted this Annex A to the Company’s Insider Trading Policy (the “Policy”). This Annex supplements, and is part of, the Policy and applies to Covered Senior Persons and other employees of the Company and its subsidiaries who may, from time to time, become aware of material nonpublic information. The Company may also determine that other persons should be subject to this Annex, such as contractors or consultants who may, from time to time, become aware of material nonpublic information. Capitalized terms used herein are defined in the Policy.

PRE-CLEARANCE PROCEDURES

Covered Senior Persons (other than the Chief Operating Officer) may not engage in any transaction in Company Securities without first obtaining pre-clearance in writing for such transaction from the Chief Operating Officer. The Chief Operating Officer may not engage in any transaction in Company Securities without first obtaining pre-clearance in writing for such transaction form the Chief Executive Officer.

A written request for pre-clearance should be submitted to the Chief Operating Officer at least two business days in advance of the proposed transaction, which period of review may be extended in the Chief Operating Officer’s sole discretion. The Chief Operating Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company or Company Securities and should describe fully those circumstances to the Chief Operating Officer in their written request. The requestor should also indicate whether he or she has effected any “opposite-way” transactions within the past six months. Any requestor who is a director or officer subject to Section 16 of the Exchange Act should be prepared to report the proposed transaction on a Form 4 and to comply with SEC Rule 144 and file Form 144, if applicable, at the time of any applicable transaction.

If a person seeks pre-clearance and permission to engage in the transaction is granted, then such trade must be effected within five trading days of receipt of pre-clearance unless an exception is granted. Such person must notify the Chief Operating Officer within one business day of completion of the transaction. A person who has not effected a transaction within the time limit may not engage in such transaction without again obtaining pre-clearance of the transaction from the Chief Operating Officer.

With respect to transactions effected after termination of service, these pre-clearance procedures will cease to apply to transactions in Company Securities upon the expiration of the next subsequent Blackout Period (as described below) following the termination of service.

BLACKOUT PERIODS

Quarterly Blackout Periods: If deemed appropriate by the Chief Operating Officer, persons subject to this Policy may not conduct any transactions involving Company Securities (other than as specified by this Policy), during a “Blackout Period” beginning fourteen calendar days prior to the end of each fiscal quarter (that is, March 17, June 16, September 16, and December 17) and ending after the close of trading on the second full trading day following public release of the Company’s financial results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” beginning after the close of trading on the second full trading day following the public release of the Company’s quarterly financial results and ending fourteen days prior to the close of the next fiscal quarter.

Event-Specific Blackout Periods: From time to time, directors, officers, employees, consultants and/or contractors may become aware of material nonpublic information outside of a quarterly Blackout Period. So long as the information remains material and nonpublic, the persons designated by the Chief Operating Officer may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Chief Operating Officer, designated persons should refrain from trading in Company Securities even sooner than the typical quarterly Blackout Period. In these situations, the Chief Operating Officer may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a quarterly Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Chief Operating Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.

Exceptions: Blackout Periods do not apply to those transactions to which the Policy does not apply. Furthermore, pre-clearance requests and Blackout Periods do not apply to transactions conducted pursuant to approved Rule 10b5-1 Plans, as described under the heading of the Policy “Rule 10b5-1 Plans.”